116 Huntington Avenue

Boston, MA 02116

May 19, 2009

BY EDGAR AND BY FAX (703) 813-3288

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Robert S. Littlepage, Jr.
Melissa Hauber

Re:	American Tower Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No.: 1-14195

Ladies and Gentlemen:

On behalf of American Tower Corporation (“American Tower” or the “Company”), the following responses are provided to the comments submitted to American Tower by the staff of the Commission (the “Staff”) in a letter dated May 5, 2009 (the “Letter”) relating to American Tower’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Form 10-K”). The comments submitted also arise out of the Company’s response letter dated April 17, 2009 (the “Prior Response”) to the Staff’s letter dated April 3, 2009. We have restated below in italics each comment from the Letter in the order in which it appeared and have supplied our response to each comment immediately thereafter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 37

Factors Affecting Sources of Liquidity, page 43

1.	We note your response to prior comment 1. It is unclear why you have not provided similar disclosures regarding the loan agreement related to the securitization transaction and your other material debt agreements. Please disclose the same information for any financial covenants associated with these loan agreements.

RESPONSE:

As described below and in our Prior Response we have expanded our disclosure in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009, filed with the Commission on May 8, 2009 (the “Form 10-Q”), to provide more detail regarding our material debt covenants (see pages 25, 26, 28 and 29 of the Form 10-Q). With respect to the Letter, we have expanded our disclosure to provide more detail regarding material debt covenants contained within the loan agreement related to our securitization transaction. Additionally, we have expanded our disclosure regarding the material debt covenants contained within the indentures governing the terms of our 7.50% senior notes due 2012 and 7.125% senior notes due 2012. We believe that these indentures, taken together with our loan agreements relating to our revolving credit facility, term loan and securitization transaction, represent our material debt agreements that incorporate covenants the compliance with which could be material to an investor’s understanding of our financial results and the impact of those results on our liquidity.

In drafting the expanded disclosure below, we have focused on what we believe are the most important considerations by investors, namely: (i) how much additional indebtedness we could incur, and how much our revenues could decrease, while remaining in either case in compliance with the applicable covenants in those indentures; (ii) the extent to which cash flow from securitized sites in connection with the securitization transaction loan agreement could decline before excess cash flow from those sites ceases to be available to us; and (iii) the likelihood that we will breach any of these covenants.

We believe that this expanded disclosure, together with our existing disclosure and recently expanded disclosure regarding our revolving credit facility and term loan as addressed in our Prior Response, provide investors with the information requested by the Staff with respect to our material debt agreements. We have incorporated this expanded disclosure in our Form 10-Q, as set forth below, and will continue to include this expanded disclosure in our future filings. The following disclosure is based on the disclosure included in our Form 10-K, with significant changes marked in bold.

“Restrictions Under Loan Agreement Relating to Securitization Transaction. The loan agreement related to the securitization transaction (the “Securitization”) involved assets related to 5,295 broadcast and wireless communications towers owned by two special purpose subsidiaries of the Company (the “Borrowers”), through a private offering of $1.75 billion of Commercial Mortgage Pass-Through Certificates, Series 2007-1 (the “Certificates”). The Securitization loan agreement includes operating covenants and other restrictions customary for loans subject to rated securitizations. Among other things, the Borrowers are prohibited from incurring other indebtedness for borrowed money or further encumbering their assets. The Borrowers’ organizational documents contain provisions consistent with rating agency securitization criteria for special purpose entities, including the requirement that the Borrowers maintain at least two independent directors. The loan agreement also contains certain covenants that require the Borrowers to provide the trustee with regular financial reports and operating budgets, promptly notify the trustee of events of default and material breaches under the loan agreement and other agreements related to the towers subject to the securitization transaction, and allow the trustee reasonable access to the towers, including the right to conduct site investigations.

Under the terms of the loan agreement, the loan will be paid solely from the cash flows generated by the towers subject to the Securitization, which must be deposited, and thereafter distributed, solely pursuant to the terms of the Securitization loan. The Borrowers are required to make monthly payments of interest on the Securitization loan. On a monthly basis, all cash flow in excess of amounts required to make debt service payments, to fund required reserves, to pay management fees and budgeted operating expenses and to make other payments required under the Securitization loan, referred to as excess cash flow, is to be released to the Borrowers for distribution to us. During the three months ended March 31, 2009, the Borrowers distributed excess cash to us of approximately $106.4 million.

In order to distribute this excess cash flow to us, the Borrowers must maintain several specified ratios with respect to their debt service coverage (“DSCR”). For this purpose, DSCR is tested as of the last day of each calendar quarter and is generally defined as four times the Borrowers’ net cash flow for that quarter divided by the amount of interest, servicing fees and trustee fees that the Borrowers must pay over the succeeding twelve months on the Securitization loan. Pursuant to one such test, if the DSCR as of the end of any calendar quarter were:

•	1.30x or less, during the five-year period commencing on the closing date of the Securitization in May 2007, or

•	1.75x or less, thereafter (1.30x or 1.75x as applicable, the “Cash Trap DSCR”),

then, all excess cash flow would be placed in a reserve account and would not be released to the Borrowers for distribution to us until the DSCR exceeded the Cash Trap DSCR for two consecutive calendar quarters.

Additionally, while principal payments generally are not due with respect to any component of the Securitization loan until April 2014, excess cash flow would be applied to principal during an “Amortization Period” under the Securitization loan until April 2014. An “Amortization Period” would commence under the Securitization loan if the DSCR as of the end of any calendar quarter fell below:

•	1.15x, during the five-year period commencing on the closing date of the Securitization in May 2007, or

•	1.45x thereafter (1.15x or 1.45x as applicable, the “Minimum DSCR”).

In such a case, all excess cash flow and any amounts then in the reserve account because the Cash Trap DSCR was not met would be applied to pay principal of the Securitization loan on each monthly payment date until the DSCR exceeded the Minimum DSCR for two consecutive calendar quarters, and so would not be available for distribution to us.

As of the end of the quarter ended March 31, 2009, the Borrowers’ DSCR was 3.01x. Based on the Borrowers’ net cash flow for the calendar quarter ended March 31, 2009 and the amount of interest, servicing fees and trustee fees payable over the succeeding twelve months on the Securitization loan, the Borrowers could endure a reduction of approximately $169.1 million in net cash flow before triggering a Cash Trap DSCR, and approximately $183.9 million in net cash flow before triggering an Amortization Period.

Consequently, a failure to comply with the covenants in the Securitization loan agreement could prevent the Borrowers from taking certain actions with respect to the towers. Additionally, a failure to meet the noted DSCR tests could prevent the Borrowers from distributing excess cash flow to us, which could affect our ability to fund our discretionary expenditures, including tower construction and acquisitions, and our stock repurchase programs. In addition, if the Borrowers were to default on the loan related to the Securitization, the trustee could seek to foreclose upon or otherwise convert the ownership of the towers subject to the Securitization, in which case we could lose the towers and the revenue associated with the towers.”

“Information Presented Pursuant to the Indentures of our 7.50% Notes and 7.125% Notes

The table below sets forth information that is presented solely to address certain tower cash flow reporting requirements contained in the indentures for our 7.50% Notes and 7.125% Notes. The indentures governing our 7.50% Notes and 7.125% Notes contain affirmative and restrictive covenants with which we and our restricted subsidiaries must comply. The restrictive covenants include restrictions on our ability to incur additional debt, guarantee debt, pay dividends and make other distributions and make certain investments. Any failure to comply with these covenants would constitute a default, which could result in the acceleration of the principal amount and accrued and unpaid interest on all our outstanding 7.50% Notes and 7.125% Notes.

In order for the holders of these notes to assess our compliance with certain of these covenants, the indentures require us to disclose in the periodic reports we file with the SEC our Tower Cash Flow, Adjusted Consolidated Cash Flow and Non-Tower Cash Flow (each as defined in the indentures). These indentures also contain certain restrictive covenants. For example, subject to certain exceptions, these indentures limit our ability to make restricted payments by the sum of the amount of Consolidated Cash

Flow (as defined in the indentures) that we generate, which is determined based on our Tower Cash Flow and Non-Tower Cash Flow, and certain other amounts such as investment return and equity issuance proceeds. In addition, subject to certain exceptions, these indentures prohibit us from incurring additional debt or issuing certain types of preferred stock if, on a pro forma basis, the issuance of such debt and preferred stock would cause our consolidated debt to be greater than 7.5 times our Adjusted Consolidated Cash Flow. As of March 31, 2009, the ratio of our consolidated debt to Adjusted Consolidated Cash Flow was approximately 3.5:1. Based on our financial performance for the twelve months ended March 31, 2009, we would have the ability to incur approximately $2.9 billion of additional consolidated debt and still remain in compliance with this ratio. In addition, assuming that our consolidated debt levels stay constant, our Adjusted Consolidated Cash Flow could decrease by $390.0 million and we would still remain in compliance with this ratio.”

Restrictions Under Notes Indentures. page 44

2.	We note the disclosure proposed in response to comment 2. Please expand this disclosure to also comply with Rule 4-08(e)(3)(ii) of Regulation S-X or advise. In addition, explain to us in detail why it is not necessary for you to provide condensed parent company financial information and other data in a financial statement schedule, in accordance with Rule 12-04 of Regulation S-X, or revise. Refer to SAB Topic 6:K.2 for guidance.

RESPONSE:

In preparing our Annual Report on Form 10-K for the year ended December 31, 2007, we considered whether Rule 4-08(e)(3) of Regulation S-X was applicable and whether we needed to provide the financial statement schedule prescribed by Rule 12-04 of Regulation S-X with respect to the securitization transaction (the “Securitization”) that we undertook in May of 2007 in which 5,295 broadcast and wireless communications sites (the “Sites”) were mortgaged by two of our indirectly held, wholly owned special purpose entity subsidiaries (together, the “Borrowers”). As part of that consideration, we reviewed the instruments and agreements entered into on May 4, 2007 in connection with the Securitization, including that certain Loan and Security Agreement (“Loan and Security Agreement”), by and between American Tower Depositor Sub, LLC and the Borrowers, and that certain Cash Management Agreement (“Cash Management Agreement”), by and between American Tower Depositor Sub, LLC, the Borrowers, LaSalle Bank National Association (“Agent”) and SpectraSite Communications, LLC (“Manager”), which agreements were attached as Exhibits 10.1 and 10.3, respectively, to our Quarterly Report on Form 10-Q for the six months ended June 30, 2007, filed with the Commission on August 7, 2007.

Based on that review, we concluded that such provisions of Regulation S-X were inapplicable in this context. While our considerations are set forth below in greater detail, briefly put, we believe that Rule 4-08(e)(3) does not apply in this context because we believe that the Sites are not “restricted net assets” as defined in that rule. For the same reason, we believe that, pursuant to Rule 5-04 of Regulation S-X, the information set out in Rule 12-04 of Regulation S-X is not required to be provided.

Rule 4-08(e)(3)(ii) requires that a registrant separately disclose amounts of “restricted net assets” for the registrant’s unconsolidated and consolidated subsidiaries when those “restricted net assets” exceed 25% of the consolidated net assets of registrant as of the end of the most recently completed fiscal year. “Restricted net assets” are defined as “the amount of the registrant’s proportionate share of net assets (after intercompany eliminations) … which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).” The Rule goes on to note that “[n]ot all limitations on transferability of assets are considered to be restrictions for purposes of this test, which considers only specific third party restrictions on the ability of subsidiaries to transfer funds outside of the entity. For example, the presence of subsidiary debt which is secured by certain of the subsidiary’s assets does not constitute a restriction under this rule.”

We believe that that the Sites do not represent “restricted net assets” because the Borrowers’ debt is “subsidiary debt … secured by [their] assets” and because the Borrowers do not require any third party consent in order to make transfers of cash to their parent company. On this latter point, pursuant to Section 3.3 of the Cash Management Agreement, once the revenue generated by the Sites has been systematically applied by the Agent in a specified series of steps (e.g., to cover certain of the Borrowers’ operating expenses, pay accrued interest due on the Securitization certificates, cover the Borrowers’ next month’s operating expenses and pay the Manager’s management fee), in the absence of any special conditions such as a continuing event of default, “any remaining Available Funds will be distributed to, or at the direction of, the Borrowers.” Since the consummation of the Securitization, the Borrowers have continually made capital distributions to their parent of Available Funds without the Agent’s or any other third party’s consent, and with the Agent’s full knowledge.

Consequently, we believe that the Sites do not represent “restricted net assets” within the definition of that term in Rule 4-08(e)(3) and, therefore, that neither the separate disclosure set out in Rule 4-08(e)(3)(ii) nor the schedule described in Rule 12-04 (based on the application of Rule 5-04 of Regulation S-X) is required in this context.

Consolidated Financial Statements

Note 3. Goodwill and Other Intangible Assets, page F-16

3.	We note your response to prior comment 4. The nature of your acquired customer base and your acquired customer relationships are still unclear to us. Clarify how these intangible assets differ and tell us how you applied the guidance in paragraph 39 and Appendix A of SFAS 141 and EITF 02-17 in determining that these assets meet the definition of an intangible asset that may be recognized apart from goodwill.

RESPONSE:

As discussed in Note 5, “Acquisitions,” to our consolidated financial statements included in our Form 10-K, we obtain tower assets either by acquiring a business (i.e., a business combination) or by purchasing a group of assets (i.e., an asset purchase). While the vast majority of our tower assets were obtained through asset purchases, the notable exception is our $3.1 billion acquisition of SpectraSite, Inc. (“SpectraSite”) in August of 2005.

Prior to the adoption of SFAS 141R, the purchase of groups of tower assets did not meet the definition of the purchase of a “business” as set forth in EITF 98-3, and therefore were treated as asset purchases. The acquired customer base intangible relates to our asset purchases, while the acquired customer relationships intangible relates to the SpectraSite business combination, as described in greater detail below.

Acquired Customer Relationships Intangible

The value of the acquired customer relationships, which generally represents the ability to generate a predictable source of revenue along with the avoidance of costs associated with establishing this type of relationship, was based on a valuation that took into account the contracts in place, assumptions regarding renewals and churn, and other standard valuation principles. While we had relationships with SpectraSite’s major customers, this appraisal took into consideration the fact that market participants would ascribe a value to the enhanced relationship with these customers and the improved geographic coverage of the network of tower assets resulting from the acquisition.

Paragraph 39 of SFAS 141 states that “an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations).” Paragraphs A14 and A20 of Appendix A of SFAS 141 specifically list “customer contracts and related customer relationships” as an example of intangible assets that meet the contractual-legal criterion. Paragraph A20 of Appendix A of

SFAS 141 further clarifies that, “if an entity establishes relationships with its customers through contracts, those customer relationships would arise from contractual rights.” Accordingly, we believe that the customer contracts and the related customer relationships acquired in connection with the SpectraSite acquisition meet the contractual-legal criterion set forth in SFAS 141 and EITF 02-17 and therefore are appropriately recognized apart from goodwill.

Acquired Customer Base Intangible

Our acquired customer base intangible asset is similar to our customer relationship intangible asset described above. However, our acquired customer base intangible asset results from the allocation of the purchase price of groups of tower assets that did not constitute a business. Rather, these transactions typically represented the purchase of fixed assets utilized by wireless carriers as part of their own network or the purchase of assets essentially constructed for re-sale, with carrier tenants in place at the time of sale. When we purchase assets that do not constitute a business through such an asset purchase, we allocate the total purchase price to the tangible and intangible assets purchased based on their relative fair market value. In a typical transaction, the majority of the total purchase price of a group of tower assets was allocated to: (1) the estimated cost of the tower structure itself (assigned to PP&E); (2) the value of the acquired customer base (using an income approach similar to that described above with respect to our customer relationship intangible asset); and (3) the premium we were willing to pay based on other market factors (e.g., location, density, etc.) with respect to a network location intangible asset.

4.	We note in your response to comment 4 that the customer base intangible assets represent the value of customer contracts acquired in connection with acquisitions of groups of towers assets. These intangibles are tracked by acquisition and are amortized on a straight-line basis over a 15 year period. Please respond to each of the following questions so that we may understand the basis for your accounting policies.

a.	Explain to us why you do not account for each customer contract as a separate intangible asset consistent with the guidance in SFAS 141. As part of your response, please describe for us the similarities of the underlying customer contracts. With respect to each intangible asset, explain to us the facts and circumstances of the underlying contracts, including the number of clients, contract life and other material terms, the useful life of the underlying tower, and the remaining periods of any ground leases.

4.a. RESPONSE:

General

While SFAS 141 addresses acquisitions of a business or business combinations, as noted in our response to Staff comment #3, the customer base intangible asset arises from the purchase of assets not considered a business combination and accordingly we have not applied the provisions of SFAS 141 to such purchases. Rather, with respect to purchases related to our customer base intangible asset, the majority of which were recorded from 1999 through 2001, we applied the provisions of APB No. 17 and then, beginning in 2002, the principles contained in SFAS 142 with respect to the amortization of these intangible assets.

As described more fully below, because our customers are so concentrated and have very similar characteristics, including the lack of any significant churn, we have elected to track the customer base intangible as an amalgam ( a single asset related to each group of assets purchased), rather than as an array of separate contract or customer assets.

Numbers of Clients

We have a highly concentrated customer base with nearly 70% of our revenues, and a substantially greater portion of our profits, derived from six customer relationships. The customers in this concentrated base were then and are now large well-known wireless carriers such as AT&T Mobility, Sprint Nextel and Verizon Wireless (see page 14 of the Form 10-K, “A substantial portion of our revenue is derived from a small number of customers,” for a discussion of our customer concentration). In fact, a substantial portion of our customer base intangible resulted from towers purchased directly from these carriers or from carriers that were subsequently merged with these large carriers. For example, from 1999 through 2001, we purchased significant tower assets from AirTouch (now Verizon Wireless), ALLTEL (now Verizon Wireless) and AT&T Mobility. For the year ended December 31, 2008, Verizon Wireless and ALLTEL, taken together (their merger completed in January 2009), accounted for approximately 16% of our revenues, and AT&T Mobility accounted for approximately 20% of our revenues. These relationships continue to thrive and their roots are the relationships and contracts represented by our customer base intangible assets.

Contract Characteristics

Each of our customers has invested significant capital in its network, and our tower space plays a critical role in those networks. As a result, we believe that those customers want long-term access to our sites. While the terms of our customer contracts varied greatly in the early years of our business, as we continue to renew customer leases, lease terms have become homogenized, but our fundamental customer relationships continue. Our typical customer contracts have five to ten year initial terms with multiple five-year renewal terms thereafter. Our ground leases typically have minimum initial terms of at least ten years, often longer, with multiple renewal options. In this regard, it should be noted that we now have over 60,000 revenue leases and approximately 20,000 ground leases.

Tower Lives

Our estimated tower life was established at fifteen years at the inception of our business in 1995. The majority of our towers at that time were well maintained and constructed of galvanized steel. The physical life of these towers with routine maintenance could be as much as fifty years. We elected, however, a life of fifteen years to account for the impact of the greater uncertainty at that time with respect to technology in the emerging wireless industry. Since then, our business and the wireless industry have experienced tremendous growth. As a result, our customers infrequently refrain from renewing lease terms at contract expiration and we only infrequently need to dispose of towers. As disclosed in the Form 10-K, we recently completed a review of tower lives and estimated that the physical life of our towers was potentially as much as fifty years. However, when we considered the remaining uncertainty and issues with respect to wireless technology and the industry practices of our competitors, we concluded a policy of depreciating our towers over a twenty year life was reasonable based on an estimated economic life.

b.	It is unclear why it is reasonable to assign a fifteen year amortization period to all of your acquired customer contracts. Explain to us how this policy is in compliance with paragraph 11 of SFAS 142. Please specifically address the following:

•	With respect to each acquisition, tell us how the assigned life accurately reflects the remaining contractual period of the acquired leases and any expected renewals.

•

We note you stated that if it becomes necessary to take a tower down, any existing clients located on that tower are often relocated to another tower site. Replacing a tower appears to be a significant enhancement that should place a limit on the useful life of client contracts. Explain to us your consideration of the guidance in paragraph 11f and footnote 10 of SFAS 142.

4.b. RESPONSE:

The 15 year life assigned to the acquired customer base is evaluated based on the following factors:

i.	Contracts acquired in an asset purchase may have various remaining terms, but it has been our experience that we have been able successfully to renew a substantial percentage of our contracts, with approximately 98% having been renewed in 2008. Our typical customer contracts have five to ten year initial terms with multiple five-year renewal terms thereafter. We believe that each of our customers has invested significant capital in its network, that our tower space represents a critical role in those networks and that, as a result, those customers want long term access to our sites. We measure our annual churn rate as the percentage of customer revenue represented by customers that either contractually terminate their leases or, at the end of a lease term, either do not exercise a renewal option or refrain from entering into a new lease. Our average annual churn rate has historically been below 3%, and, in the last four years, at or about 2%. We believe that the relationships and retention experience we have with our customers allow us to assume that our customer contracts will extend beyond their initial terms. We believe that the intangible asset arises from both the existing contract a customer may have with respect to a tower as well as the relationship we have with that customer.

ii.	Historically, we have considered the impact of potential technological obsolescence and new technologies on a customer’s willingness to extend its contracts with us should more efficient or alternative means of transmission become available. Additionally, with respect to the factors outlined in 4.b.i. above, we believe these customer base intangible assets to have a finite life that may be limited by the useful life of our tower assets or potential changes in technology.

iii.	While customer consolidation can result in some overlap and additional churn, customers typically are required to continue to fulfill their contractual term and customer consolidations have not resulted in material churn, even in larger mergers such as that between Sprint and Nextel.

•

The weighted average remaining life of our average customer base intangible is approximately six years, out of an original 15 year life. Our relationship with the vast majority of these customers is arguably higher in value today than when we acquired the assets related to these customers. The current value of these assets is directly attributable to the location of the applicable towers, the criticality of these locations to the carrier networks and the contracts and related relationships that were acquired approximately nine years ago on average. In light of the factors enumerated above, we continue to believe that 15 years is a reasonable estimated life to use for our acquired customer base and is consistent with paragraph 11 of SFAS 142.

•

We agree that, in the context noted, replacing a tower is a “significant enhancement” that would place a limit on the useful life of client contracts, in accordance with the guidance in paragraph 11f and footnote 10 of SFAS 142. However, in our context, this occurs relatively infrequently and is often done to accommodate an increase in customer demand. We have replaced fewer than a total of 30 towers over the past four years in this manner. In such a case, demand for our tower space may make it more advantageous for us to take down an existing tower and replace it with a new structure with more capacity as opposed to reinforcing or modifying an existing tower. This course of action would not be undertaken in order to maintain a tower for existing clients but would typically be done to accommodate new clients and generate new sources of revenue in addition to the revenue generated from existing clients. The typical life of our assets is not affected by this type of situation.

c.	It is unclear to us how your use of the straight-line method of amortization for groups of contracts is in compliance with the requirement in paragraph 12 of SFAS 142 that the method of amortization reflect the pattern in which economic benefits of the intangible asset are consumed or otherwise used up. When customer contracts are grouped and accounted for as a single asset, the greatest benefits to be realized normally occur in the earliest periods and then dissipate as contracts cancel. This suggests that an accelerated method of amortization should be used. Please advise.

4.c. RESPONSE:

Based on the following factors, we believe that the straight-line method of amortization reflects the pattern in which the economic benefits are consumed:

i.	Our contracts typically have annual escalation clauses based either on the Consumer Price Index or a fixed percent ranging from 3% to 5%.

ii.	Revenue growth from new business with existing customers on existing sites has averaged approximately 7% for the last 3 fiscal years. This growth requires little or no selling effort on our part, but is a function of carriers upgrading their networks at our locations.

iii.	Our attrition rate, or annual churn, has typically been very low. The rate for cancellations has historically been less than 3%, and in the last four years, at or about 2%.

iv.	Our lease contracts are long term in nature and typically renewed.

5.	We note your response to prior comment 5. In addition, we note that you record an asset for leases which contain a below market lease rate. Tell us how you considered the guidance in paragraph B173, which states that the amount by which the terms of a contract are favorable relative to market prices would not necessarily represent the fair value of that contract.

RESPONSE:

We believe that the paragraph B173 guidance generally applies in situations where unique factors, apart from a contract’s express terms, may contribute to the value of that contract. In our context, however, we believe that the relevant factors with respect to our leases are not unique and do not contribute to our leases’ values. For example, the square footage of ground lease space required to construct and operate a tower is insignificant enough not to create a situation in which alternative sites for a competing or comparable location are not available. Rather, suitable substitutes exist and are in fact readily available. Consequently, we believe that, in our context, market rate data do provide the best indication of the value of acquired leases in our portfolio.

Further, we believe that, based on our typical circumstances, it is a ground lease’s lack of unique characteristics or properties that limit that lease’s value relative to market alternatives. Consequently, if an additional premium were placed on a particular ground lease in a hypothetical exchange, a marketplace participant would more likely than not seek an alternative location.

Note 11 Income Taxes, page F-27

6.	We note your response to prior comment 7. You state that you claimed the worthless stock deduction for tax purposes in April 2008. In this regard, clarify why you have reflected this benefit as a long-term deferred tax asset.

RESPONSE:

As noted in our Prior Response, we recorded an income tax benefit of $110.1 million related to a worthless stock deduction claimed in April 2008. The worthless stock deduction had the effect of increasing our tax net operating loss carryforwards (NOLs). NOL carryforwards result in deferred tax assets that are split between current assets and long-term assets based upon when we expect to utilize those NOLs to offset taxable income. The current portion represents the amount expected to offset taxable income in the next 12 months. Since we use our oldest NOL carryforwards first when filing our tax returns, the 2008 tax NOL resulting principally from the worthless stock deduction has been reflected as a long-term deferred tax asset on our balance sheet because we do not expect to utilize this NOL in the next 12 months.

*            *            *            *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 375-7500.

Very truly yours,

/s/ Thomas A. Bartlett
Thomas A. Bartlett
Executive Vice President and Chief Financial Officer

cc:	Edmund DiSanto, Esq.
Michael John McCormack, Esq.
Mneesha O. Nahata, Esq.
American Tower Corporation
Thomas V. Milbury
Deloitte & Touche LLP
Sandra L. Flow, Esq.
Cleary Gottlieb Steen & Hamilton LLP